EXHIBIT 99.1

QUARTZ MOUNTAIN RELEASES NI 43-101 TECHNICAL REPORT FOR

JAKE PORPHYRY COPPER-GOLD PROJECT, BC

Highlights

•	Quartz Mountain has received a National Instrument 43-101 Technical Report from C.J. Greig & Associates Ltd. on its Jake Porphyry Copper-Gold-Silver Property located in northwest BC.
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The Jake Property, as described in the Technical Report, hosts broad areas of alteration and precious and base metals mineralization characteristic of Cu+Au porphyry-type systems, as well as Au-Ag low-sulphidation epithermal type and Ag-rich polymetallic vein systems.

•

Modern airborne magnetic and geological surveying combined with the review of extensive data from historical geochemical, geophysical and drill programs indicate a strong potential for discovery of a major deposit.

•	The Company has received Government approval for Induced Polarization surveys and core drilling.

September 07, 2022 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or “ the Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce receipt of a National Instrument 43-101 Technical Report (the "Technical Report") on the Company’s Jake Porphyry Copper-Gold-Silver Property (the “Property”) which is located 160 km north of Smithers, British Columbia (“BC”) (see Figure 1).

The Technical Report, authored by geologist Charles J. Greig, M.Sc, P.Geo., of C.J. Greig & Associates Ltd, describes mineralization in two areas called Jake North and Jake South that are contained within a prominent gossan measuring 3.7 km long by 1.5 km wide (see Figure 2). Within the gossan is a series of north trending Babine monzonite dykes intruding sedimentary rocks. Associated with these dykes is altered and mineralized areas containing porphyry-style disseminated sulphides and quartz-sulphide veins hosting Cu+Au±Mo mineralization. High Ag±Au values have also been intersected in historical drilling and surface samples (see Table 1).

At Jake North, historical drilling intersected significant mineralization along a strike length of over 1 km with the most consistent mineralization located at the contact of Babine porphyry dykes and the sedimentary rocks they intrude.

The report, titled “NI 43-101 Technical Report on the Jake Property” will be posted on the Company’s website (www.quartzmountainresources.com).

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Figure 1: Jake Property Location

Project Summary

Location

The Jake Property is located 160 km north of Smithers in northwest BC and is comprised of nine continuous mineral claims that cover 2,374 ha. The property is accessible by helicopter and is close to logging roads leading to mining support towns of Smithers, Hazelton and Houston. Smithers is a BC Provincial Government hub.

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Figure 2: Jake Property (Looking North)

Property

The Company purchased the Property from United Mineral Services Ltd. ("UMS") and will make staged payments totaling $200,000 to UMS to reimburse UMS for its costs to assemble the Property. The purchase comprises a 100% interest in four claims owned by UMS and the transfer of an option held by UMS to acquire 100% interest in five mineral claims held by Electrum Resource Corporation ("Electrum"). The option can be fulfilled with payment of $75,000 by July 2023. The Electrum claims are subject to a 2% net smelter return royalty ("NSR") which is capped at $3 million (Quartz Mountain Resources Ltd. News Release, December 8, 2021).

History

Mineral exploration work on the Jake Property dates to 1965 and includes mapping, sampling, geophysics, trenching, backpack and diamond drilling, and road building. To date, two deposit target areas – Jake North and Jake South – have been identified. Noteworthy historical exploration work includes:

•	Kennco Exploration (Western) Ltd. (1965): two backpack drill holes totaling 55 m at Jake South.
•	Canadian Superior Exploration Ltd. (1968, 1971-1976): 12 diamond drill holes totaling 1,207 m at Jake North.
•	Cities Services Minerals Corporation (1977): two diamond drill holes totaling 436 m at Jake North, intersected grades of 0.19% Cu and 3.67 g/t Ag over 40 m (Sketchley, 1988).

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•	QPX Minerals Inc. (1987): geological mapping and extensive property wide soil sampling confirmed copper, gold, molybdenum, silver, lead, zinc mineralization at Jake North and Jake South.
•	Teck Corporation (1997-1999): six diamond drill holes totaling 696 m at Jake North, intersecting high-grade silver and gold veins and copper-gold stockworks near intrusive/sediment contacts.

In the period 2016 through 2020 UMS conducted an aerial magnetic survey and reinterpreted historical geochemical data over the entire Property. In addition, it conducted geological mapping and sampling over Jake South.

Figure 3: Airborne Magnetic Survey Results

(1st Vertical Derivative)

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The magnetic survey was flown at 200 m line spacing and provides excellent detail for interpreting the property geology (see Figure 3). Results from the survey show several large magnetic highs, one associated with Cu+Au mineralization intersected in 1999 core drilling at Jake North by Teck Corporation (“Teck”). Review of historical geochemical data found sample results are consistent with the presence of a large Cu-Au porphyry system (see Figure 4 and Figure 5). In 2020, UMS mapped and sampled Jake South, identifying multiple stages of mineralization and more evidence of a potential large Cu-Au system.

Figure 4: Jake North Historical Drill Collars Underlain by Geology

and Au-in-Soil Geochemistry

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Figure 5: Jake North Historical Drill Collars Underlain by Geology

and Cu-in-Soil Geochemistry

Mineralization

The geology of Jake consists of Upper Jurassic Bowser Lake Group sedimentary rocks that are intersected by a series of north trending monzonite dykes of the Tertiary Babine Plutonic Suite.

Mineralization at the Jake Property is situated within a prominent gossan measuring 3.7 km long by 1.5 km wide. Within the gossan is a series of north-northeast trending dyke swarms that intrude into sedimentary rocks. The combination of both historical and recent work has outlined a broadly altered and mineralized area comprising porphyry-style sulphide disseminations, and quartz-sulphide stockwork veins hosting Cu-Au±Mo mineralization. Furthermore, diamond drilling by Teck in 1999 demonstrated that high-grade silver and gold exists at Jake North (see Table 1).

These deposit styles are commonly associated with Babine intrusions, which are found within nearby Cu-Au±Ag±Mo porphyry deposits such as Bell, Granisle, Huckleberry, Berg, Davidson, and Mt. Thomlinson.

The strongest known Cu+Au porphyry mineralization drilled to date has been associated with Bowser Lake Group sedimentary rocks in contact with intruding Babine monzonite dykes. The most consistent mineralization drilled to date at Jake North is at the western edge of the area of historical work and coincident with a large, newly discovered magnetic high. This area is very prospective for further mineralization and will be a priority for future exploration.

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At Jake South historical work has outlined geology, alteration and elevated geochemistry in results from soil sampling suggesting the possible presence of a porphyry Cu+Au system as well as associated epithermal veins.

The Company has not yet conducted any drilling on the Property. Previous explorers have drilled portions of the Property since 1965. Many of the historical drilling results were never publicly reported and have limited or no data available. The most recent and most thoroughly documented drilling was by Teck in 1999, which drilled six diamond drill core holes at Jake North and encountered significant mineralization (see Table 1) with large portions of the drill core not assayed.

Jake North

Teck 1999 Drilling, Significant Intersections

Table 1

DDH	From (m)	To (m)	Width (m)	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)
J-99-01	4.57	12.8	8.23	191	12.1	1,140	2,083	1,179
J-99-01	24.69	28.5	3.81	264	2.6	30	654	1,622
J-99-01	40.9	51.82	10.92	118	4.3	2,102	171	424
J-99-01	66.29	83.61	17.32	303	8.4	1,278	492	1,124
J-99-01	88.91	89.49	0.58	460	15.6	1,140	1,710	52,600
J-99-02	31.91	36.27	4.36	350	9.5	1,291	732	1,335
J-99-02	39.32	48.77	9.45	156	5.6	144	430	590
J-99-02	57.30	67.73	10.43	690	14.7	509	731	11,611
J-99-02	80.01	84.06	4.05	263	9.8	1,088	1,479	3,720
J-99-02	89.58	112.78	23.2	157	7.9	1,571	1,040	2,258
J-99-03	80.47	83.82	3.35	245	26.8	219	5,352	7,489
J-99-04	22.55	22.86	0.31	110	30.0	91	10,400	24,000
J-99-04	55.47	56.08	0.61	570	145.4	3,852	3,784	1,489
J-99-04	118.87	134.11	15.24	71	1.7	1,303	10	42
J-99-06	27.43	47.55	20.12	132	7.6	654	194	237
J-99-06	59.16	63.43	4.27	143	10.2	1,247	216	578
J-99-06	78.91	79.03	0.42	755	4.6	447	352	143
J-99-06	100.03	102.11	2.08	580	14.0	270	4,431	4,975
J-99-06	120.4	123.44	3.04	103	3.4	1,513	33	149

The Technical Report concludes that the Jake Property has merit and the results to date justify further work. A proposed Phase 1 program ($238,000) should be undertaken to further compile historical geochemical surveys and expand on geological mapping, soil sampling, and geophysical surveys; followed by a Phase 2 diamond drill program ($1,950,000). Detailed recommendations and exploration budgets are outlined within the Technical Report.

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About Quartz Mountain

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured mineral exploration company based in Vancouver, Canada.  It is focused on acquiring, exploring, developing, and transacting high-value gold, silver and copper projects.  The Company currently holds 100% of the Maestro Gold-Silver-Copper-Molybdenum Property and an option to acquire 100% of the Jake Porphyry Copper-Gold-Silver Property, both located in BC.  Projects are selected under Quartz Mountain’s key acquisition principles: easy access to infrastructure, high potential for major mineable resources and significant future transaction potential.

Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a company with over 35-years of success, discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in B.C. included Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Prosperity and Sisson in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz Mountain is committed to the advancement of critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

About C.J. Greig & Associates Ltd.

C.J. Greig & Associates Ltd. was founded and is led by well-known exploration geologist Charlie Greig. The C.J. Greig & Associates team is highly regarded for its porphyry Cu-Au deposit knowledge and discovery track record. Charlie Greig is the recipient of the BC Association for Mineral Exploration's H.H. 'Spud' Huestis Award in 2020, for the discovery of GT Gold Corp.'s Saddle North porphyry Cu-Au deposit and Saddle South epithermal Au deposit in northwest BC.

Qualified Person

Charles J. Greig, P.Geo, a Qualified Person as defined under National Instrument 43-101, who is not independent of Quartz Mountain Resources, has reviewed and approved the technical content of this news release.

On behalf of the Board of Directors,

Robert Dickinson

Chairman & CEO

For further details, contact Matthew Dickinson, VP Corporate Development at:

T: (604) 842-2690 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Data Verification

The authors prepared the Technical Report in accordance with the formatting requirements of national Instrument 43-101 and Form 43-101F1 Standards of disclosure for Mineral Properties. The qualified person and geologists under his supervision visited the Jake Property on October 2, 2021, and verified the data for the report before, during and after the site visit by reviewing and assessing the historical exploration literature including reports provided by the Company, annual reports, assessment reports and other reports from previous explorers on file with the British Columbia Government's Ministry of Energy, Mines and Low Carbon Innovation ("MEM") that detail work carried out in the Province from 1965 to 2020; and included reviewing recent exploration results of work completed for United Mineral Services Ltd., verifying the ownership and expiry dates of mineral titles that comprise the Property and auditing the results of 50 samples reported in the drilling database against original assay certificates attached to assessment reports.  The Technical Report draws upon and references previous work by qualified geologists and field personnel. Although much of this work was completed before the NI 43-101 standard, it is the authors' opinion that the referenced work was performed professionally, and that the information provided is reliable.

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The only reported information on sample preparation, analyses and security was for the talus fines and rock sampling conducted by UMS in 2020 and by Teck from 1997 to 1999.

The talus fine and rock samples for the 2020 sampling program were analyzed at Activation Laboratories Ltd. ("Actlabs") in Kamloops, BC. Samples were analyzed for Au by fire assay with an ICP-MS finish (Actlabs method IA2-ICP) and for other elements utilizing an aqua regia digestion followed by ICP-MS analysis (Actlabs method Ultratrace 1). The sample preparation and any quality assurance/quality control ("QA/QC") protocols conducted during the analysis of these samples are not reported.

For Teck's 1997 to 1999 exploration programs, including the 1999 drill program (Table 1), Teck sent all samples to Eco-Tech laboratories of Kamloops, BC, but did not report any information on sample preparation, handling or QA/QC.  While on site at the Property, the authors visited the old Teck campsite at Jake North and examined the drill core stored there. The Teck 1999 drill core was all intact and stored in a single pile.

No mineral processing or metallurgical testing has been carried out on mineralization from the Property.

No mineral resource estimate has been undertaken for the Property mineralization as there is insufficient data to perform such an estimate.

References

Baker, JF. 1976. Diamond Drilling Report on the In Property. Assessment Report for Canadian Superior Exploration Limited. BC Assessment Report Number 05947.

Baker, JF and Rainboth, W. 1972. Geophysical and Linecutting Report on the In Group of Mineral Claims, Squingula River Area, for Canadian Superior Exploration Ltd. Assessment Report for Canadian Superior Exploration Limited. BC Assessment Report Number 03868.

Benn, C. 2019. Jake Project - Review of Soil Geochemistry. Unpublished Report for United Mineral Services.

Brace, GR. 1973. Geochemical and Geophysical Report on the In A, B, C, D, E Groups of Claims, Wholly Owned by Canadian Superior Exploration Ltd. Assessment Report for Canadian Superior Exploration Limited. BC Assessment Report Number 04563.

Christopher, A and Clark, D. 2000. Report on the 1999 Diamond Drilling, Trenching, Mapping and Geochemical Program, Jake Property. Unpublished Report for Teck Corporation.

Evans, G. 1998. 1997 Geological & Geochemical Report on the Jake Property. Assessment Report for Teck Corporation. BC Assessment Report Number 25530.

Linden, GE, Price, SM and Cannon, R. 1990. A Geological, Geochemical and Geophysical Report on the Jake Claims. Assessment Report for Placer Dome Inc. BC Assessment Report Number 20607.

Oliver, JL 2020. Characteristics of Lithology, Structure, Alteration and Mineralization at the Jake Property. Unpublished Report for United Mineral Services Ltd.

Ronning, PA and Schau, M. 2008. 2007 Exploration Program on the Jake Property. Assessment Report for Electrum Resource Corp. BC Assessment Report Number 30040.

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Shirmohammad, F, Rebagliati, CM, Benn, C. 2019. An Assessment Report on Geochemical Modeling, Data Processing and Interpretation of Jake Property. Assessment Report for United Mineral Services, Ltd. BC Assessment Report Number 38366.

Silversides, DA. 1977. Report on Diamond Drilling, In Copper Prospect. Assessment Report for Cities Services Minerals Corporation. BC Assessment Report Number 06492.

Sketchley, DA. 1988. Jake Mineral Claims Geochemistry and Geology. Assessment Report for QPX Minerals Inc. BC Assessment Report Number 16838.

Smith, SW. 1999. Geological & Geochemical Report on the 1998 Program, Jake Property. Assessment Report for Teck Corporation. BC Assessment Report Number 25931.

Walcott, A and Walcott, P. 2017. An Assessment Report on Airborne Magnetic Surveying, Jake Property. Assessment Report for United Mineral Services Ltd. BC Assessment Report Number 37319.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions as well as the effect of COVID 19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.

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